NO ACT

PO
12-10-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

[redacted]

08070036

DIVISION OF
CORPORATION FINANCE

PROCESSED
DEC 22 2008 E
THOMSON REUTERS

December 10, 2008

Act 1934
Section 13(d)
Rule 13d-1(a) + 13d-2(a)
Public
Availability December 10, 2008

Jeffrey M. Oakes, Esq.
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG

Re: Her Majesty's Government—Exchange Act Section 13(d) Reporting

Dear Mr. Oakes:

We are responding to your letter dated December 10, 2008 addressed to Michele M. Anderson and Peggy Kim, as supplemented by telephone conversations with the staff, with regard to your request for no-action relief. To avoid having to recite or summarize the facts set forth in your letter, our response is attached to the enclosed copy of your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter.

On the basis of your representations and facts presented in your letter, the staff of the Division of Corporation Finance will not recommend that the Commission take enforcement action under Section 13(d) and Rules 13d-1(a) and 13d-2(a) under the Exchange Act if HMT and UKFI file an Alternative 13D and amendments to the Alternative 13D in the manner described in your letter. In issuing this no-action position, we considered the following facts, among others:

- the acquisition of ownership interests in the Assisted Banking Registrants by HMT and UKFI is pursuant to the United Kingdom's recapitalization scheme for the banking sector and in response to the international financial crisis;

- your representations regarding the United Kingdom laws governing the notification of the acquisition and disposal of major shareholdings;

- HMT and UKFI have not incurred an obligation to file reports on Schedules 13D or 13G with respect to any equity security registered pursuant to Section 12 of the Exchange Act before the date hereof; and

- HMT and UKFI are or will be the only entities with dispositive power over any shares held by HMT in any Assisted Bank Registrant.

The foregoing no-action positions are based solely on your representations and the facts presented in your letter dated December 10, 2008, as supplemented by telephone conversations with the Commission staff. This relief is strictly limited to the application of the rules listed above to the acquisition by HMT and UKFI of ownership interests in the Assisted Bank

Registrants. Any changes in the facts described and representations made in your letter may change our conclusion.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Section 10(b) of the Exchange Act and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws rests with HMT and UKFI. This letter expresses our position with respect to Enforcement action only and does not express any legal conclusion on the question presented. The Division of Corporation Finance expresses no view with respect to any other questions that the acquisition of ownership interests in the Assisted Bank Registrants may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of any other federal or state laws to, the acquisition of ownership interests in the Assisted Bank Registrants as described in your letter.

Sincerely,

Michele M. Anderson

For the Division of Corporation Finance,
Michele M. Anderson
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

DAVIS POLK & WARDWELL

99 GRESHAM STREET
LONDON EC2V 7NG
020 7418 1300
FAX 020 7418 1400

NEW YORK
MENLO PARK
WASHINGTON, D.C.
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

JEFFREY M. OAKES
020 7418 1386
JEFFREY.OAKES@DPW.COM

December 10, 2008

Re: **Her Majesty's Government – Exchange Act Section 13(d) Reporting**

Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
Mailstop 36-28
100 F Street, N.E.
Washington, D.C. 20549
United States

Dear Sir/Madam:

We are writing on behalf of our client, Her Majesty's Treasury ("**HMT**"), a department of Her Majesty's Government of the United Kingdom of Great Britain and Northern Ireland ("**HMG**"). We have worked with Slaughter and May, HMT's UK counsel, in connection with the preparation of this letter. As described in more detail below, HMT has announced a recapitalization scheme in respect of the United Kingdom's banking industry, which may result in HMT acquiring significant ownership interests in certain UK banking institutions that are registrants (such institutions in which HMT acquires an ownership interest under such scheme, "**Assisted Bank Registrants**") under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"). It was announced on November 28, 2008 by The Royal Bank of Scotland Group plc ("**RBSG**"), a registrant under the Exchange Act, that HMT would acquire approximately 57.9% of RBSG in connection with this Scheme, as described in more detail below.

We hereby request that the staff (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**" or the "**SEC**") grant no-action relief from Section 13(d) of the Exchange Act ("**Section 13(d)**") and Rule 13d–1(a) and 13d–2(a) under the Exchange Act ("**Rule 13d**") to permit HMT (as well as UK

Financial Investments Ltd ("**UKFI**"), a company incorporated in England and Wales that is wholly owned by HMT, and the entity that will manage HMT's interests in an Assisted Bank Registrant, as more specifically described below) to satisfy its obligations under Section 13(d) and Rule 13d by complying with the procedures described under the heading "Proposed No-Action Relief" below.

1. Background

HMG is the sovereign national government of the United Kingdom of Great Britain and Northern Ireland. In response to the international financial crisis, HMT announced on October 8, 2008 that, after consultation with the Bank of England and the UK Financial Services Authority (the "**FSA**"), it had decided to implement a package of measures designed to ease both the causes and the symptoms of the difficulties being experienced in the UK banking sector. These measures included the provision of liquidity and funding support, a credit guarantee scheme and facilities to enable banks to raise new capital to strengthen their capital bases. These measures were intended to address both confidence in the strength of the UK banking system and the functioning of the interbank markets.

A key component of these measures is a recapitalization scheme for UK banking sector participants. Under the recapitalization scheme (the "**Scheme**") as described in statements to the UK Parliament by the Chancellor of HMG on October 8, 2008, October 13, 2008 and November 18, 2008, and as announced to the press, HMT established a program designed to make available new capital to eligible institutions (as described below). The method by which HMT assists eligible institutions to recapitalize is established on a case-by-case basis consistent with the stated objectives of the Scheme.

Institutions potentially eligible to participate in the Scheme are UK incorporated banks (including UK subsidiaries of non-UK institutions) that have a substantial business in the United Kingdom and UK building societies. In addition, any other UK incorporated bank (including a UK subsidiary of a non-UK institution) may apply to be invited to take part in the scheme; in reviewing such applications, HMT has said it will give due regard to an institution's role in the UK banking system and in the overall economy.

As a result of eligible institutions participating in the Scheme, HMT may acquire significant stakes in the voting ordinary shares of such institutions, as has recently been the case with RBSG. Any securities acquired by HMT under the Scheme will be held by its nominee, the Treasury Solicitor (a corporation sole established by Act of Parliament) and managed by UKFI, with a view to returning those shares to the private sector in an orderly manner, and in accordance with the terms of an investment mandate to be agreed with HMT.

HMT Interests in Assisted Bank Registrants

To date, HMT has made arrangements with three UK banks in connection with their participation under the Scheme, two of which are SEC registrants.

HMT agreed to "back-stop" ordinary share capital raisings by RBSG and Lloyds TSB Group plc ("**Lloyds**" and, together with RBSG, the "**Banks**"), both of which have equity securities registered pursuant to Section 12 of the Exchange Act. Specifically, on October 13, 2008, it was announced that HMT would facilitate the recapitalization of each Bank, including by agreeing to purchase ordinary shares and preference shares in each Bank under certain circumstances and upon certain conditions.

On October 13, 2008, RBSG announced its plans to raise £20 billion, including £15 billion by issuing new ordinary shares ("**New RBSG Shares**") in RBSG (the "**RBSG Capital Raising**"). On October 13, 2008, the boards of directors of Lloyds and HBOS plc ("**HBOS**") announced that they intended to recommend revised terms of the acquisition of HBOS by Lloyds (the "**Merger**") by means of a court-sanctioned scheme of arrangement to the respective shareholders of Lloyds and HBOS, and that Lloyds would raise £5.5 billion, including £4.5 billion by issuing new ordinary shares ("**New Lloyds Shares**") in Lloyds (the "**Lloyds Capital Raising**"). In addition, on October 13, 2008, HBOS (which does not have equity securities registered pursuant to Section 12 of the Exchange Act) also announced that it would raise £11.5 billion, including £8.5 billion by issuing new ordinary shares. That capital raising and the Lloyds Capital Raising are conditional on, *inter alia*, the Scottish court sanctioning the Merger. The Merger is subject, *inter alia*, to approval by HBOS shareholders at a meeting expected to be held on December 12, 2008.

Each ordinary share capital raising was structured in a similar manner. New ordinary shares would be offered to qualifying shareholders. To the extent such new shares are neither taken up by qualifying shareholders nor, failing that, placed with new institutional placees by placement agents, HMT agreed to purchase such new shares.

As announced by RBSG on November 28, 2008, in connection with the RBSG Capital Raising, RBSG received valid acceptances in respect of 0.24% of the New RBSG Shares and accordingly, HMT subscribed for the remaining New RBSG Shares and received those shares on December 1, 2008. As a result of this transaction, HMT acquired an ownership interest of approximately 57.9% in RBSG. The Lloyds Capital Raising is expected to open on December 15, 2008 and the New Lloyds Shares are expected to be issued (including to HMT, if applicable) on or around mid-January 2009.

HMT has become a significant shareholder of RBSG and, pursuant to the Scheme, could become a significant shareholder of one or more other UK banking institutions with equity securities registered pursuant to Section 12 of the Exchange Act as a result of the Scheme.

As a result, therefore, HMT has acquired one ownership stake in an Assisted Bank Registrant and, pursuant to the Scheme, could acquire further ownership stakes in other Assisted Bank Registrants, in excess of 5% of the voting shares in such Assisted Bank Registrant.

Consequences of Recapitalization Transactions

Transactions related to the Scheme which result in HMT acquiring beneficial ownership of more than 5% of the voting shares in Assisted Bank Registrants, including RBSG and Lloyds, would trigger a reporting obligation for HMT (and any entity that holds or controls HMT's interests in an Assisted Bank Registrant) under Section 13(d)(1) and Rule 13d-1(a).

In addition, acquiring such ownership interests would also trigger reporting obligations under the UK major shareholder notification regime.

2. The UK Disclosure Rules and Transparency Rules

The FSA, the competent authority acting in its capacity as the UK Listing Authority for the purposes of Part VI of the UK Financial Services and Markets Act 2000, implemented European Union Directive 2004/109/EC (the "**Transparency Directive**") in the United Kingdom in the form of the Disclosure and Transparency Rules (the "**DTR**") with effect from January 20, 2007. In particular, Chapter 5 ("**DTR 5**") of the DTR implements the provisions of the Transparency Directive regarding the notification of the acquisition or disposal of major shareholdings of relevant issuers (that is companies from any state whose shares trade on a European Union ("**EU**") regulated market and whose EU home member state is the United Kingdom and UK companies whose shares trade on certain other UK prescribed markets, each a "**Relevant Issuer**"). Each Bank is a Relevant Issuer.

DTR Notification Obligations

Under DTR 5.1.2R, in respect of a Relevant Issuer (such as RBSG or Lloyds), a person must notify such issuer (and, under certain circumstances, the FSA) of the percentage of its voting rights that he holds or controls as a shareholder upon reaching or passing 3% and, thereafter, of a change in such interest by a whole percentage point, whether upwards or downwards.

A person is not required to make a notification in respect of voting rights attaching to shares which he holds as custodian or nominee in respect of which he can only exercise such voting rights in accordance with written instructions from the person who controls such shares. For this reason, the Treasury Solicitor, as nominee holder of shares for HMT, will not be required to make notifications under DTR 5.

A person who is entitled to exercise voting rights in the course of providing an investment management service and who is able effectively to determine the manner in which the voting rights attached to shares which are under its control are exercised is treated as a shareholder and is therefore required to make a notification under DTR 5.2.1R. It is anticipated that, in light of its role as manager of HMT's holdings in UK banking institutions, UKFI will separately be required to make notifications under DTR 5 of those voting rights in respect of which it can exercise control under management arrangements agreed with HMT.

Where two or more persons are required to make a notification under DTR 5, such persons may arrange for a single notification to be made on behalf of them all. HMT and UKFI are not exempt from the requirements of DTR 5 described above.

Content of a DTR Notification

Under DTR 5.8.1R, a notification given in accordance with DTR 5.1.2R must include the following information:

- the resulting situation in terms of voting rights;
- the date on which the relevant threshold was reached or crossed; and
- the identity of the shareholder, even if that shareholder is not entitled to exercise voting rights, and of any person entitled to exercise voting rights on behalf of that shareholder.

Timing and Method of DTR Notification

The initial notification and any subsequent notification required by DTR 5.1.2R must be provided to the Relevant Issuer of the shares to which the notification relates and, pursuant to DTR 5.8.3R, must be effected as soon as possible, but not later than two trading days following the acquisition or disposition, "the first [day] of which shall be the day after the date on which the relevant person learns of the acquisition or disposal or of the possibility of exercising voting rights, or on which, having regard to the circumstances, should have learned of it, regardless of the date on which the acquisition, disposal or possibility of exercising voting rights takes effect...". If the shares to which the notification relates are admitted to trading on a regulated market, a copy of such notification must be filed with the FSA at the same time as it is provided to the Relevant Issuer (DTR 5.9.1(1)).

A Relevant Issuer must, on receipt of a notification as soon as possible and in any event by not later than the end of the trading day following receipt of the notification, make public all of the information contained in the notification (DTR 5.8.12R).

Notifications by HMT under DTR 5

HMT will therefore expect a notification to be made for itself and for UKFI (as a controller of voting rights attaching to the shares) pursuant to DTR 5 in respect of any acquisition or disposal of voting rights in RBSG and any other UK banking institution (including any Assisted Bank Registrant) which is a Relevant Issuer and in which HMT acquires a relevant holding under the Scheme. In that connection we can confirm that the only entities that will have the power to dispose of any shares held by HMT in RBSG or any other Assisted Bank Registrant will be HMT and UKFI.

3. Proposed No-Action Relief

As described above, under DTR 5, HMT and UKFI are subject to an ownership notification regime in the United Kingdom in respect of Relevant Issuers.

The grant of the requested relief is supported by two principal policy considerations, as discussed in more detail below: first, there exists an adequate alternative notification regime and second, in consideration of the extraordinary circumstances arising out of the international financial crisis which has resulted in HMT acquiring (and potentially acquiring) significant beneficial ownership stakes in Assisted Bank Registrants.

In light of these policy considerations, on behalf of HMT (for itself and UKFI), we respectfully request the following no-action relief in connection with Assisted Bank Registrants in respect of which HMT and/or UKFI have a notification obligation under DTR 5.1.2R:

A. No-action relief from Section 13(d) and Rule 13d-1(a) whereby HMT and UKFI will provide a statement consisting of (a) the cover page to Schedule 13D, (b) an explanatory note page, (c) a copy of the notification made on behalf of HMT pursuant to DTR 5.1.2R and (d) the signature page to Schedule 13D (together, the "**Alternative Schedule 13D**") in lieu of providing the information required by Section 13(d) and Schedule 13D; and

B. No-action relief from Section 13(d)(2) and Rule 13d-2(a) whereby HMT and UKFI will (i) amend its Alternative Schedule 13D if it is required to make a new DTR notification in respect of the securities covered by such Alternative Schedule 13D under DTR 5.1.2R; and (ii) file such amendment to the Alternative Schedule 13D with the Commission promptly following public notice by the issuer of the securities covered by such Alternative Schedule 13D making such information known to the market pursuant to DTR 5.8.12R. Such filing may not be within the customary one to two business days following a change that would otherwise trigger the filing of an Amendment to a Schedule 13D.

A form of Alternative Schedule 13D is attached as Annex I hereto.

As noted above, HMT believes the grant of the above requested no-action relief is supported by two principal policy considerations.

First, notifications will be made on behalf of HMT and UKFI, as required, in respect of Assisted Bank Registrants which are Relevant Issuers under the ownership reporting regime under DTR 5. Although the DTR notification regime is not wholly co-extensive with the Rule 13d reporting regime (for example, the DTR regime does not require the disclosures required by items 3 through 7 of Schedule 13D), DTR notifications inform the market of the level of ownership of a major shareholder and material changes therein.

The timing for the making of DTR notifications (as soon as possible, but within two trading days by the shareholder to the Relevant Issuer and thereafter, at the latest, another trading day by the Relevant Issuer to the market) is within the applicable required filing period under Section 13(d)(1) and Rule 13d-1(a) and within one to two business days of the customary timing in respect of filing amendments under Section 13(d)(2) and Rule 13d-2(a).

The Scheme is subject to considerable political, public and media interest. HMT has made, and expects, as appropriate, to continue to make, public statements regarding implementing the Scheme and its intentions with respect to, and arrangements with, any UK banking institution which participates in the Scheme, including any Assisted Bank Registrants.

Considering the material nature of the arrangements, it is expected that continuing, meaningful disclosure will be included in reports submitted to the Commission, including annual reports on Form 20-F by Assisted Bank Registrants.

In HMT's view, the DTR notification regime is sufficient to update the market, which will also receive information through the other channels identified above.

Second, consideration of the extraordinary circumstances arising out of the international financial crisis support granting the requested no-action relief. The Scheme was developed in response to material difficulties being experienced in the UK banking sector, in particular to recapitalize UK banks to ensure the stability of the financial system, protect ordinary savers, depositors, businesses and borrowers and protect the interests of taxpayers. Absent these extraordinary circumstances it would not have been the intention of the UK government or HMT to acquire significant stakes in Assisted Bank Registrants and it is therefore appropriate to provide the relief requested to ease the compliance burden on HMT (and UKFI).

We can confirm that neither HMT nor UKFI are currently filing either a Schedule 13D or Schedule 13G with respect to RBSG or Lloyds or any other possible Assisted Bank Registrant.

* * * * *

On behalf of HMT and UKFI, we respectfully request that the Commission issue the requested no-action relief as soon as practicable. If you require any further information or have any questions, please contact Richard Sandler at 212-450-4224; richard.sandler@dpw.com, Jeffrey Oakes at 011-44-207-418-1386; jeffrey.oakes@dpw.com or Reuven Young at 011-44-207-418-1012; reuven.young@dpw.com.

Very truly yours,

Jeffrey M. Oakes

Richard J. Sandler
Jeffrey M. Oakes
Reuven B. Young

Cc: Mr. Ben Kingsley
Slaughter and May
One Bunhill Row
London EC1Y 8YY
United Kingdom

Annex I

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
[(Amendment No.)]

[•]
(Name of Issuer)

[•]
(Title of Class of Securities)

[•]
(CUSIP Number)

[•]
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

[•]
(Date of Event which Requires Filing of this Statement)

[•]
Names of Reporting Persons

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Explanatory note: In lieu of providing the information called for by Schedule 13D, Her Majesty's Treasury is furnishing a copy of "TR-1: Notifications of Major Interests in Shares", which is the standard form for any notification required to be delivered under the UK Disclosure Rules and Transparency Rules to an issuer whose shares are listed on a relevant European Economic Area market (and to the UK Financial Services Authority) following the acquisition or disposal of certain interests in the shares or voting rights in such issuer. The UK Disclosure Rules and Transparency Rules implement the European Transparency Directive (EU Directive 2004/109/EC). This modified Schedule 13D is filed pursuant to no-action relief granted by the Staff of the Securities and Exchange Commission in a no-action letter dated December •, 2008.

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to notification obligation:	
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	
6. Date on which issuer notified:	
7. Threshold(s) that is/are crossed or reached:	

8: Notified Details

A: Voting rights attached to shares

Class/type of shares if possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	
15. Contact telephone name:	

For notes on how to complete form TR-1 please see the FSA website.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: [ ]

Her Majesty's Treasury, a department of Her Majesty's Government of the United Kingdom of Great Britain and Northern Ireland

____
Signature

____
Name and Title

UK Financial Investments Ltd

____
Signature

____
Name and Title

END